UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                DCAP Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   233065 10 1
                                 (CUSIP Number)

                                   Jay M. Haft
                             1001 Brickell Bay Drive
                                    9th Floor
                              Miami, Florida 33131
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages



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                                  SCHEDULE 13D

CUSIP No.         233065 10 1


1.       Name of Reporting Person

         Jay M. Haft

2.       Check the appropriate box if a member of a group              (a) [   ]

                                                                       (b) [ X ]
3.       SEC Use Only

4.       Source of Funds

         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)[   ]

6.       Citizenship or Place of Organization

         United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  1,788,893
By Each Reporting
Person With                ----------------------------------
                           8.       Shared Voting Power
                                    0

                           ----------------------------------
                           9.       Sole Dispositive Power
                                    1,788,893

                           ----------------------------------
                           10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Reporting Person

         1,788,893

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares    [    ]

13.      Percent of Class Represented by Amount in Row (11)
         15.5%

14.      Type of Reporting Person

         IN

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          The Reporting Person is making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of DCAP Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2545 Hempstead Turnpike, East Meadow, New York 11554.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

                  (a)      Name of Reporting Person:

                             Jay M. Haft

                  (b)      Residence or business address:

                             1001 Brickell Bay Drive
                             9th Floor
                             Miami, Florida 33131

                  (c) Mr. Haft serves as a strategic and financial consultant for growth stage companies.

                  (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     Effective March 28, 2001, a voting arrangement by and among Morton L. Certilman, Abraham Weinzimer, Kevin Lang and Mr. Haft, that had been provided for in an Agreement, dated February 25, 1999, by and among Messrs. Certilman, Weinzimer, Lang, Haft and the Company, was terminated. As a result of the termination of the voting arrangement, Messrs. Certilman, Weinzimer, Lang and Haft are no longer considered a group.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     As of the date hereof, Mr. Haft is the beneficial owner of 1,788,893 Common Shares of the Company (or approximately 15.5% of the outstanding Common Shares of the Company). Of such Common Shares, 15,380 are held in a retirement trust for the benefit of Mr. Haft and 225,000 are issuable upon the exercise of options that are currently exercisable. Mr. Haft has sole voting and dispositive power over all of such shares.

     During the past 60 days, Mr. Haft has not effected any transactions in the Common Shares of the Company.

ITEM 6.  CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.
         ----------------------------------------

     See Item 5 hereof with respect to options held by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: April 11, 2001
       ----------------                                  /s/ Jay M. Haft
                                                         -----------------------
                                                         Jay M. Haft